                                                       Secure Digital, Inc.

                                                       2 Glenwood Lane

                                                       Huntington New York, 11743

January 8, 2013

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street

Washington DC

20549

Attention: Ryan Houseal Esq.

Re: Secure Digital, Inc.

We are writing in response to your verbal comment today January 8, 2013

Risk Factors

We have revised this risk factor with the following disclosure, pursuant to today's conversation with company representative Ken Kerster.

"Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until we are no longer an “emerging growth company” or smaller reporting company.

 Until such time we are no longer an “emerging growth company” or smaller reporting company. our independent registered public accounting firm is not required to formally attest on our controls and procedures over financial reporting  As a result of our independent registered public accounting firm not being required to attest with respect to our controls and procedures over financial disclosure, we may not prevent or detect material misstatements or errors, controls may become inadequate because of changes in circumstances, or the degree of compliance with the policies or procedures may deteriorate and become ineffective. Additionally, due to the lack of the auditors attestation on the effectiveness of our internal control over financial reporting, the Company may not be able to qualify or receive additional funding, shareholders may not have an accurate financial evaluation of the Company, there may be a decline in share price due to a lack of market confidence, and there may be reduced trading activity causing a lack of liquidity of shareholder investment."

Yours truly,

/s/Peter Hodyno

President